UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2008
001-33444
(Commission File Number)

Eurand N.V.
(Translation of registrant’s name into English)
Olympic Plaza
Fred. Roeskestraat 123
1076 EE Amsterdam, The Netherlands
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
     On October 21, 2008, Eurand N.V. (the “Company”) issued a joint press release with its exclusive licensee, Cephalon, Inc. (“Cephalon”), announcing receipt of a letter on October 20, 2008 regarding an Abbreviated New Drug Application (“ANDA”) submitted to the U.S. Food and Drug Administration (“FDA”) by Mylan Pharmaceuticals, Inc. requesting approval to market and sell a generic version of AMRIX® (Cyclobenzaprine Hydrochloride Extended-Release Capsules).
     On October 29, 2008 (the “Notice Date”), the Company, together with its partner Cephalon, received a letter (the “Letter”) regarding an ANDA submitted to the FDA by Barr Laboratories, Inc. (“Barr”), requesting approval to market and sell a generic version of the 15 mg and 30 mg strengths of AMRIX®. In the Letter, Barr alleges that the U.S. Patent Number 7,387,793, entitled “Modified Release Dosage Forms of Skeletal Muscle Relaxants,” issued to the Company is invalid, unenforceable and/or will not be infringed by Barr’s manufacture, use or sale of the product described in Barr’s ANDA submission. The Company’s patent covers extended-release formulations containing the muscle relaxant cyclobenzaprine and expires on February 26, 2025. Cephalon has a three-year period of marketing exclusivity for AMRIX® that extends until February 2010.
     The Company, as developer of AMRIX®, and Cephalon, the exclusive licensee and marketer of AMRIX® in the United States, currently are reviewing the Letter. By statute, if the Company initiates a patent infringement lawsuit against Barr within 45 days of the Notice Date, then the FDA would be automatically precluded from approving the Barr ANDA until the earlier of a district court decision finding the patent invalid or not infringed or 30 months from the Notice Date. The companies will work together to determine the most appropriate course of action.
     A copy of the Company’s press release is attached as Exhibit 99.1 to this Report on Form 6-K and is incorporated herein by reference.
EXHIBIT INDEX
99.1	Press release titled “Cephalon and Eurand Announce Notification of Generic Filing for Cyclobenzaprine Hydrochloride Extended-Release Capsules”, dated October 21, 2008.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 30, 2008

EURAND N.V. (Registrant)
By:	/s/ Manya S. Deehr
Manya S. Deehr
Chief Legal Officer and Secretary